UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

RedHill Biopharma Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

757468103

(CUSIP Number)

December 31, 2013

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 757468103	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Dror Ben-Asher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,498,571 (1)
	6	SHARED VOTING POWER ---
	7	SOLE DISPOSITIVE POWER 5,498,571 (1)
	8	SHARED DISPOSITIVE POWER ---
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,498,571 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.19% (1) (2)
12	TYPE OF REPORTING PERSON (See instructions) IN

(1) This figure is as of December 31, 2013 and includes options to purchase 2,746,250 options exercisable within 60 days of December 31, 2013 and Tradable Series 1 Warrants to purchase 22,671 ordinary shares.

(2) Based on 64,399,692 ordinary shares outstanding as of December 31, 2013 (as provided by the Issuer).

Item 1.	(a)	Name of Issuer:

RedHill Biopharma Ltd.

	(b)	Address of Issuer's Principal Executive Offices:

21 Ha'arba'a Street, Tel Aviv 64739, Israel

Item 2.	(a)	Name of Person Filing:

Dror Ben-Ashero

	(b)	Address of Principal Office:

21 Ha'arba'a Street, Tel Aviv 64739, Israel

	(c)	Citizenship:

Israel

	(d)	Title of Class of Securities:

Ordinary Shares

	(e)	CUSIP Number:

757468103

Item 3.		N.A.

Item 4.		Ownership:

	(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

	(b)	Percent of class:

See row 11 of cover page of each reporting person

	(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page of each reporting person

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

N.A.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

N.A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N.A.

Item 8.	Identification and Classification of Members of the Group:

N.A.

Item 9.	Notice of Dissolution of Group:

N.A.

Item 10.	Certification:

N.A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2014

/s/ Dror Ben-Asher
Dror Ben-Asher